Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SUPPL

24 Feb 2003

03007171

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 4 Feb 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

24 February 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

PROPERTY ACQUISITION

Sam's Seafood Properties Limited, a wholly owned subsidiary of Sam's Seafood Holdings Limited, has entered into an agreement to purchase a warehouse and office complex located at 172 Lavarack Avenue, Eagle Farm Brisbane, for a total consideration of $2,800,000. The size of this property is 4,789 m2 and it is adjacent to Sam's Seafood's newly built Cold Store. This property currently has 3 existing tenants and a vacant office block. The settlement date for this transaction is scheduled for 4 July 2003 subject to the Due Diligence process. This acquisition will be funded by bank finance.

After completing this property acquisition, it is the Board's intentions to:

1) Refurbish the vacant office building and relocate Sam's Seafood's head office from Hercules St, Hamilton to the new premises. This will accommodate the increasing demand for office space from the sales and administration teams, especially after amalgamating previous Ocean Fresh employees into Sam's Hamilton's operation.

2) Explore the opportunity to jointly develop the Hamilton premises, where Sam's Seafood's current head office is located, with the Noutsatos family to coincide with Queensland State Government's plan to transform the old Hamilton wharf into one of the biggest cruise ship terminals in Australia. The Noutsatos family's development plans will probably include the development of a ground floor fresh market selling seafood, fruit, vegetables, breads, flowers etc with a high rise hotel / accommodation tower on top.

3) Potentially offload the property along with the Company's new warehouse to a property trust to maximise the return to our shareholders and generate additional funds to support the Company's business plan and growth strategy.

This property acquisition will give Sam's Seafood further efficiencies and economies by having the administration and sales personnel alongside the new warehouse and distribution centre. The attached leased warehouse will also leave Sam's Seafood with space for future expansion of its distribution and processing facilities.

Ken Situ
Company Secretary